Legend Parent, Inc.

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

August 8, 2012

MModal Inc.

9009 Carothers Parkway

Franklin, Tennessee 37067

Attention: Chief Legal Officer

Re:	Waiver of Certain Merger Agreement Obligations

Reference is made to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of July 2, 2012, by and among Legend Parent, Inc., a Delaware corporation (“Parent”), Legend Acquisition Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and MModal Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings given to them in the Merger Agreement. Unless the context suggests otherwise, references in this letter to Sections shall be references to Sections of the Merger Agreement.

Parent and Merger Sub hereby waive the Company’s obligations under Section 5.6(a)(ii)(A), Section 5.6(h) and Section 5.6(i) to enforce (and not to waive or release or permit the waiver or release of) any standstill provisions, but solely with respect to the standstill provisions with the Specified Financial Sponsors (as defined below).

Parent and Merger Sub (i) acknowledge that the Company intends to waive and provide written notice (substantially in the form attached hereto as Exhibit A) by facsimile to each Specified Financial Sponsor of the Company’s waiver of the Company’s standstill provisions with such Specified Financial Sponsors, (ii) agree that such action, in and of itself, shall not constitute a breach of Section 5.6(a)(ii), Section 5.6(h) or Section 5.6(i) and (iii) waive any such breach as a result of such action, in and of itself.

The “Specified Financial Sponsors” means each of the 19 financial sponsors (excluding One Equity Partners IV, L.P.) referred to in the “Background of the Offer and the Merger; Reasons for the Recommendation of the Board – Background of the Offer and the Merger” section of the Schedule 14D-9 filed by the Company on July 17, 2012, as amended from time to time, that entered into a confidentiality agreement with the Company between March 16, 2012 and April 11, 2012, which confidentiality agreement contained a standstill provision.

This waiver shall be effective only in the circumstances specified above. Other than as set forth above, the Merger Agreement (including, without limitation, all other obligations of the Company set forth in Section 5.6) shall continue in full force and effect in accordance with its terms. This waiver shall be governed by and interpreted and enforced in accordance with the terms of the Merger Agreement.

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Regards, LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
Name:	Matthew P. Hughes
Title:	Secretary

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
Name:	Matthew P. Hughes
Title:	Secretary

[Merger Agreement Waiver]

EXHIBIT A

[Date]

[Address]

Re: Waiver of Standstill Obligations

Dear [Financial Sponsor]:

Please be advised that, effective immediately, MModal Inc. (the “Company”) hereby waives its right to enforce, and releases you from, the standstill obligations contained in Section 3 of that certain confidentiality agreement, dated as of [Date], by and between the Company and [Financial Sponsor] (the “Confidentiality Agreement”). Capitalized terms used and not otherwise defined herein have the meanings given to them in the Confidentiality Agreement.

This waiver shall be effective only in the circumstances specified above. Other than as set forth above, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. This waiver shall be governed by and interpreted and enforced in accordance with the terms of the Confidentiality Agreement.

Regards,

By:
Name: Title: